UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-42444

YSX TECH. CO., LTD

401, 4 / F, Building 12, 1601 South Guangzhou Avenue, Haizhu District,

Guangzhou, Guangdong, PRC

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Explanatory Note

YSX TECH. CO., LTD (the “Company”) is filing this current report on Form 6-K to report its financial results for the six months ended September 30, 2025 and to discuss its recent corporate developments.

Attached as exhibits to this current report on Form 6-K are:

(1)	the unaudited condensed interim consolidated financial statements and related notes as Exhibit 99.1; and
(2)	Management’s Discussion and Analysis of Financial Condition and Results of Operations as Exhibit 99.2.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements in this current report with respect to the Company’s current plans, estimates, strategies, beliefs, and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could,” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events, or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments, and beliefs in light of the information currently available to it. The Company cautions investors that a number of risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, including but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulations, and other risks contained in reports filed by the Company with the U.S. Securities and Exchange Commission. Therefore, investors should not place undue reliance on such forward-looking statements. Actual results may differ significantly from those set forth in the forward-looking statements.

All such forward-looking statements, whether written or oral, and whether made by or on behalf of the Company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited Condensed Consolidated Financial Statements and Related Notes as of September 30, 2025 and for the Six Months Ended September 30, 2025 and 2024
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations
101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YSX TECH. CO., LTD
Date: January 30, 2026
	By:	/s/ Jie Xiao
	Name:	Jie Xiao
	Title:	Chief Executive Officer

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